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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   13    )*
                                         ---------

                              AST RESEARCH, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   001907104
                ----------------------------------------------
                                (CUSIP Number)

                            Thomas D. Magill, Esq.
                          Gibson, Dunn & Crutcher LLP
                                 4 Park Plaza
                               Irvine, CA  92614
                                (714) 451-3800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 14, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    [_]

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

     This Amendment No. 13 amends and supplements the Schedule 13D dated
March 6, 1995, as amended (the "Schedule 13D") of Samsung Electronics Co., Ltd., a Korean corporation and its subsidiary Samsung Electronics America, Inc., a New York corporation (collectively, "Samsung"), with respect to the Common Stock, $.01 par value, of AST Research, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4         PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following to the end thereof:

     On April 14, 1997, Samsung, AST Acquisition Inc., a Delaware corporation and newly formed, wholly owned subsidiary of Samsung ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 24 and is incorporated herein by reference. The Merger Agreement provides, subject to certain conditions as described in the Merger Agreement, for the commencement of a cash tender offer (which tender offer will be in compliance with Section 14(d)(1) of the Securities Exchange Act of 1934, as amended, and in compliance with the rules and regulations promulgated thereunder) (the "Offer") to purchase all of the issued and outstanding shares of the Company's Common Stock (the "Shares"), at a price of $5.40 per Share, net to the seller in cash, as promptly as practicable, but in no event later than five business days after the initial public announcement of Samsung's intention to commence the Offer. The obligation of Samsung to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to certain other conditions that are described in the Merger Agreement.

     The Merger Agreement provides that, following the purchase of Shares by Samsung in the Offer, upon the terms and subject to the conditions thereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Sub shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger and shall become a wholly owned subsidiary of Samsung. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Samsung or any direct or indirect wholly owned subsidiary of Samsung or of the Company and any Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have complied with all of the relevant provisions of Section 262 of the DGCL) shall be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest upon surrender of the certificate representing the Share.

     On April 15, 1997, Samsung and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed herewith as Exhibit 25 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following to the end thereof:

     On April 14, 1997, Samsung, Sub and the Company entered into the
Merger Agreement, a copy of which is attached hereto as Exhibit 24 and is incorporated herein by reference. The Merger Agreement provides for the commencement of the Offer, at a price of $5.40 per Share, net to the seller in cash, as promptly as practicable, but in no event later than five business days after the initial public announcement of Samsung's intention to commence the Offer. The obligation of Samsung to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to certain conditions that are described in the Merger Agreement.

     The Merger Agreement provides that, following the purchase of Shares by Samsung in the Offer, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, Samsung shall consummate the Merger. As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of Samsung.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.
     -----------

         24 Merger and Plan of Agreement by and among Samsung, the Company and Sub, dated as of April 14, 1997

         25      Press Release, dated April 15, 1997.

                                       2
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1997

                              SAMSUNG ELECTRONICS CO., LTD.

                              /s/ JAE CHANG LEE
                              ---------------------------------------
                              Name:  Jae Chang Lee
                              Title:  Director/General Legal Counsel

                              SAMSUNG ELECTRONICS AMERICA, INC.

                              /s/ JAE CHANG LEE
                              ---------------------------------------
                              Name:  Jae Chang Lee
                              Title:  Attorney-in-Fact

                                       3

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                                 EXHIBIT INDEX

Exhibit No.                   Description
-----------                   -----------

    24 Merger and Plan of Agreement by and among Samsung, the Company and Sub, dated as of April 14, 1997

    25       Press Release, dated April 15, 1997

                                       4